Free Writing Prospectus

(Supplementing Preliminary Prospectus filed February 3, 2006)

Filed pursuant to Rule 433

Registration Statement No. 333-131220

GRUPO AEROPORTUARIO DEL PACIFICO, S.A. DE C.V.

ANNOUNCES RECENT DEVELOPMENTS

Procedures for Carrying out Initial Shareholders’ Meetings following the Public Offering

Our current shareholders (AMP and the selling stockholder) recently adopted resolutions by unanimous written consent relating to the procedures to be followed for the election of directors following the public offering.

The resolutions provide for us to call two ordinary shareholders meetings shortly following the consummation of our public offering.  At the first meeting, members of the Nominations and Compensation Committee of our board of directors will be proposed and submitted to shareholder approval.  The resolutions propose that our shareholders be asked to approve a two member Nominations and Compensation Committee.  The resolutions provide that we propose to our shareholders that one member be selected by AMP as holder of our BB shares and the other member be designated by Nacional Financiera, the selling stockholder, if following our initial public offering it owns 10% or more of our capital stock.  In the event that Nacional Financiera owns less than 10% of our capital stock following our initial public offering, the resolutions instruct the board to propose that the second member of the committee be selected by the holders of our series B shares following the public offering from among our three current independent directors (Francisco Javier Fernandez Carbajal, Francisco Glennie y Graue and Jose Manuel Rincon Gallardo Puron).

The second ordinary shareholders meeting is proposed to be held to determine the number of directors on our board (our estatutos sociales provide that the number shall be between 11 and 13, as determined by our shareholders) and to elect members of the board of directors.  The resolutions of our current shareholders recommend that the Nominations and Compensation Committee consider the persons listed below as replacements for those current directors elected by the selling stockholder that are expected to resign shortly following the public offering. Depending on whether the underwriters exercise their overallotment option, we anticipate that shortly following the offering either three or four of the four government-elected directors will resign from our board of directors.

The following are the persons recommended as director candidates by these recent shareholders’ resolutions:

Luis Tellez Kuenzler.  Mr. Tellez is a co-director of The Carlyle Group in Mexico and sits on the boards of directors of companies such as Bancomer and Femsa.  Previously he served as an executive vice-president of Desc, S.A. de C.V., a diversified manufacturing company and, prior to that, as Mexico’s energy minister.  Before becoming energy minister, he held various senior roles in Mexico’s federal government and was a lead negotiator of the North American Free Trade Agreeement.  He holds an undergraduate degree in economics from the Instituto Tecnologico Autonomo de Mexico (ITAM) and a doctorate degree in economics from the Massaschusetts Institute of Technology (MIT).

Joanne Butler.  Ms. Butler is the president of TransAlta México, S.A. de C.V., a rapidly expanding electrical energy company.  She is also president of the Canadian Chamber of Commerce in Mexico. Prior to relocating to Mexico, she held several senior positions in major oil companies such as BP/AMOCO in Canada, the United States and the Middle East.  She holds a civil engineering degree from Queen’s University.

Enrique Castillo Sánchez Mejorada.  Mr. Castillo is the president and chairman of Ixe Grupo Financiero S.A. de C.V.  He has had a long career in the financial industry, having served as an executive director of Credit Suisse First Boston, as a partner in Xitus, S.C., as the director general of Grupo Financiero InverMéxico, S.A., as the director general of Seguros America, as an executive director of Casa de Bolsa Inverlat, S.A., and as a director of Nacional Financiera, S.A., among other posts.  He holds a business administration degree from the University of Anahuac.

Ernesto Vega Velasco.   Mr. Vega is currently a member of the board of directors, audit committee and compensation committee of Grupo Desc, where he spent most of his career in various senior roles.  He is also a member of the boards of directors of several other companies including Wal-Mart of Mexico.  He is the chairman of the board and a member of the audit committee of the Bolsa Mexicana de Valores (the Mexican Stock Exchange).  Mr. Vega is an accountant and has served as the president of Mexico’s Commission on Accounting Principles.  He holds a degree in accounting from the Instituto Tecnologico Autonomo de Mexico (ITAM).

Juan Elek Klein.  Mr. Elek is a founding partner of Elek, Moreno, Valle & Asociados, a Mexican investment banking firm.  He is a member of the boards of directors of Centex Corporation and the Americas Society.  Previously he worked for the Banco Nacional de Mexico, for Citibank, where he served in executive roles in Canada, Mexico and the United States, and for General Foods de Mexico, S. A.  He holds an undergraduate degree from Methodist College and a master’s of business administration degree from Harvard Business School.

We believe that each of the above proposed director candidates is independent under Mexican law and under Rule 10A-3 under the Securities and Exchange Act of 1934.

Although we expect our Nominations and Compensation Committee to assign considerable weight to the director candidates recommended by our current shareholders, there can be no assurance that these candidates will be proposed for election by the Nominations and Compensation Committee, or that our shareholders following the public offering will elect any of these candidates.  In addition, at the first shareholders meeting following the public offering, we intend to ask that any person (or group of persons acting together) holding 10 percent or more of our series B shares that intends to exercise its right under Mexican law to elect a director identify itself, so that this request can be taken into account by the Nominations and Compensations Committee in proposing the required number of candidates to be considered for election as directors at the second shareholders’ meeting.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.